
Mail Stop 3561

February 5, 2008

By Facsimile and U.S. Mail

Charles Porter
Vice President, Chief Financial Officer
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203-2707

> **Re:** **Energen Corporation**
> **Alabama Gas Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-7810 & 2-38960**

Dear Mr. Porter:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated January 15, 2008. Our review resulted in the following accounting and engineering comments.

2006 10-K filed on February 27, 2007

Properties, page 13

1.   We have reviewed your response to prior comment two. We note your recent industry presentation to certain investors on November 13-15, 2007 by Raymond James and other similar presentations that are posted on your website. You provide maps indicating your four key areas and then individual maps for each region with the following information:

- estimated future capex per region;
- the number of net wells;
- the estimated number of wells to be drilled in 2008 in each region and the number of drilling rigs working;
- estimated reserves and costs per horizontal and sidetrack well;
- estimated 2008 production by region;
- the total estimated net production of the company in 2008 and 2009;
- the reserve index and average decline rates of your PDP and total reserves classifications.

It appears that this information should be disclosed in your 10-K report as necessary Item102 disclosure. Please revise your document accordingly.

Oil and Gas Operations, page 76

2.   We have reviewed your response to prior comment five. There is no line item described as "other additions" in paragraph 11 of SFAS 69 so your meaning is not clear. Since reserves added by discoveries and extensions are reserves added through drilling it does not appear that the disclosure you cite is a sufficient explanation. Please expand your proposed explanation to disclose:

- the amount of reserves added through either exploration or extension drilling;
- the geographic areas the reserves are located;
- the number of wells associated with those reserve additions in each area;
- the percentage of new reserves that are developed and undeveloped;
- and any other information that may be meaningful to investors concerning significant reserve changes including estimated future development costs and timing of expected development.

Exhibit 31

3.   We have read and considered your response to comment nine of our letter dated December 14, 2007. You indicate that a comparable amount of work was done with regard to Alabama Gas in the preparation of Management's Report on Internal Control over Financial Reporting. You further state that an amendment is not needed and one certification is sufficient because the underlying factual content of the certifications was consistent and accurate with respect to both Energen Corporation and Alabama Gas Corporation. Your Item 9A (b) disclosure should accurately reflect the level of work that was done with regard to Alabama Gas and should be consistent with regard to the certification filed. Please revise your Item 9A (b) disclosure in your Form 10-K so that it reflects Management's Report as to Alabama Gas as well.

Reserve Report

4.   We note many proved undeveloped wells that are not scheduled to be developed until well beyond five years. We believe you should limit the attribution of proved undeveloped wells to only wells that will be developed within a five year time frame. Please revise your document or provide us with substantial documentation on why you do not believe this is necessary.

5.   Please provide us with the production graphs over time with your future production performance for all the approximately ninety-five proved developed wells in the Carracas Canyon area of the San Juan Basin area.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding the accounting comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Please direct engineering comments to James Murphy, Engineer, at (202) 551-3703.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant